Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

Mitra Surrell                                                  Direct Dial: 202-239-3685                             E-mail: mitra.surrell@alston.com

May 4, 2016

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jacob Sandoval

Re:	Northern Lights Fund Trust II (the “Trust” or “Registrant”) File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on February 26, 2016, relating to various filings noted below. For your convenience, the substance of the staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment.

General Comments

Comment #1

General comment, please include standard Tandy representation language.

Response #1

We have included the language below providing that the Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

May 4, 2016

Comment #2

The staff notes that the Inflation Hedges Strategy Fund has ceased operations, please update EDGAR to reflect that status.

Response #2

The Registrant has updated the EDGAR system to mark the Inflation Hedges Strategy Fund as inactive.

Comment #3

For the Witherspoon Managed Futures Strategy Fund (the “Witherspoon Fund”), please explain how the gross expense ratio on the Witherspoon Fund’s website reconciles with the disclosure in the Witherspoon Fund’s prospectus.

Response #3

The Registrant noted that the website previously had the Witherspoon Fund’s 2015 prospectus posted which explains the discrepancy in the gross expense ratio numbers. The Registrant has confirmed with the Witherspoon Fund’s adviser that the website has been updated with the Witherspoon Fund’s 2016 prospectus in response to your comment.

Comments to the Witherspoon Fund’s February 8, 2016 N-CSR Filing

Comment #4

In the Management’s Discussion of Fund Performance (“MDFP”), the Registrant discloses the BarclaysHedge BTOP50 Index (“BTOP50”) as the Witherspoon Fund’s index. Please confirm that this is an appropriate broad-based securities market index under Item 27(b)(7)(ii)(A) of Form N-1A.

Response #4

The Registrant confirms that this is an appropriate broad-based securities market index under Item 27(b)(7)(ii)(A) of Form N-1A for the Witherspoon Fund as it is a managed futures fund. The BTOP50 seeks to replicate the overall composition of the managed futures industry with regard to trading style and overall market exposure. The BTOP50 employs a top-down approach in selecting its constituents. The largest investable trading advisor programs, as measured by assets under management, are selected for inclusion in the BTOP50. In each calendar year the selected trading advisors represent, in aggregate, no less than 50% of the investable assets of the Barclay CTA Universe. To be included in the BTOP50, the following criteria must be met:

•	Program must be open for investment

U.S. Securities and Exchange Commission

May 4, 2016

•	Manager must be willing to provide daily returns
•	Program must have at least two years of trading activity
•	Program’s advisor must have at least three years of operating history
•	The BTOP50’s portfolio will be equally weighted among the selected programs at the beginning of each calendar year and will be rebalanced annually.

For 2016 there are 20 funds in the Barclay BTOP50 Index.

Other managed futures mutual funds that utilize this index include: Equinox Aspect Core Diversified Strategy Fund (EQAIX), Arrow Managed Futures Strategy Fund (MFTNX), Princeton Futures Strategy Fund (PFFNX) and Salient Trend Fund (SPTIX).

Comment #5

On page 10, there is a discussion regarding the Deutsche Bank Total Return Swap (the “DB Swap”). Please confirm if there is any financing fee paid to the counterparty, and if so, please disclose.

Response #5

In future filings any financing fees will be included with the DB Swap narrative in the Funds Consolidated Portfolio of Investments.

Comment #6

On page 10, there is a discussion regarding the Societe Generale, S.A. (London) Total Return Swap (the “Societe Generale Swap”) which includes the following disclosure “(Notional Value $1,250,000 with a Trading Level of $4,846,424).” Going forward, please disclose what “Trading Level” means in the Notes to Consolidated Financial Statements.

Response #6

 In future filings, the Funds will define “Trading Level” in the Notes to Consolidated Statement of Investments.

Comment #7

With respect to the DB Swap and the Societe Generale Swap, please disclose if there is any significant concentration of commodity pools or CTAs that are representative of the indices that would need to be disclosed.

U.S. Securities and Exchange Commission

May 4, 2016

Response #7

The Registrant confirms that there is not any significant concentration of commodity pools or CTAs that are representative of the indices that would need to be disclosed.

Comment #8

With respect to the balance sheet on page 22, please supplementally describe the line item “Payable for Closed Swap Transactions” for the DB Swap and the Societe Generale Swap. The staff also notes the corresponding numbers on page 10.

Response #8

The amounts noted on page 10 and 22 represents losses on the sale of the two swap holdings where payment had not yet been made to the counterparty.

Even Keel Explorer Managed Risk Fund, Even Keel Managed Risk Fund, Even Keel Opportunities Managed Risk Fund Even Keel Traveler Managed Risk Fund (collectively, the “Even Keel Funds”) December 9, 2015 N-CSR

Comment #9

For each of the Even Keel Funds, the graphs entitled “Comparison of the Change in Value of a $10,000 Investment,” show a $10,000 investment, however, each Fund has a minimal initial investment of $100,000 for Institutional Class Shares. Going forward, please show the graphs with a $100,000 investment minimum per Instruction 1(d) to Item 27(b)(7) of Form N-1A.

Response #9

In its next annual report on Form N-CSR, the Registrant will correct the hypothetical performance line graphs to show an initial investment consistent with the investment minimum for Institutional Shares of the Funds.

Comment #10

There does not appear to be a discussion of the Even Keel Funds’ use of derivatives in general per staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “2010 ICI Letter”). Going forward, please include a discussion of the Even Keel Funds’ use of derivative instruments per the 2010 ICI Letter.

U.S. Securities and Exchange Commission

May 4, 2016

Response #10

The Registrant has considered the staff observations concerning derivatives disclosure in the above-referenced 2010 ICI Letter and the Registrant will include a discussion of any material effect by derivatives in the MDFP of each Fund where applicable in future reports.

Comment #11

For the Even Keel Managed Risk Fund in the Statement of Assets and Liabilities on page 11, please supplementally describe the treatment of variation margin on futures of the purposes of the financial statements. Please refer to paragraph 7.65 of the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide for Investment Companies Committee (“Audit Guide”).

Response #11

The amount of variation margin was not significant to the Fund to require reporting under 7.65.

Comment #12

On page 15 for the Even Keel Managed Risk Fund and the Even Keel Opportunities Managed Risk Fund it appears there was a return of capital. Please confirm that each Even Keel Fund complied with Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response #12

The Registrant confirms that each Even Keel Fund complied with Section 19(a) of the 1940 Act. The Fund was compliant because this was not a return of capital based on the information at the time the distribution was made. It was determined to be a return of capital as a result of a tax adjustment made during the annual audit subsequent to the distribution.

U.S. Securities and Exchange Commission

May 4, 2016

***

The Registrant has authorized Alston & Bird LLP to convey to you that in connection with the staff’s review of its annual reports, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Commission staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David J. Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell